# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIONEER MUNICIPAL HIGH INCOME FUND, INC., CIK 0001223026
CUSIP: 723763108
Title of class of securities: Common Shares, $0.001 par value
Address of issuer's principal executive offices: 60 State Street, 5th Floor, Boston, Massachusetts (MA), 2109
Date of event which requires filing of this statement: 01/31/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001062993-24-000523
Filed by CIK 0001510281
Persons authorized to receive notices and communications: Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, Attention: Michael D'Angelo, New York, New York (NY), 10174, (212) 542-4635

## Reporting persons
- Saba Capital Management, L.P. (CIK 0001510281): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,131,903; sole dispositive power 0; shared dispositive power 4,131,903; aggregate amount beneficially owned 4,131,903 (18.15% of the class)
  Comment: The percentages used herein are calculated based upon 22,771,349 shares of common stock outstanding as of 10/31/24, as disclosed in the company's N-CSRS filed 1/3/25
- Boaz R. Weinstein (CIK 0001608233): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 4,131,903; sole dispositive power 0; shared dispositive power 4,131,903; aggregate amount beneficially owned 4,131,903 (18.15% of the class)
  Comment: The percentages used herein are calculated based upon 22,771,349 shares of common stock outstanding as of 10/31/24, as disclosed in the company's N-CSRS filed 1/3/25
- Saba Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,131,903; sole dispositive power 0; shared dispositive power 4,131,903; aggregate amount beneficially owned 4,131,903 (18.15% of the class)
  Comment: The percentages used herein are calculated based upon 22,771,349 shares of common stock outstanding as of 10/31/24, as disclosed in the company's N-CSRS filed 1/3/25

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.001 par value
Name of issuer: PIONEER MUNICIPAL HIGH INCOME FUND, INC.
Address of issuer's principal executive offices: 60 State Street, 5th Floor, Boston, Massachusetts (MA), 2109
Comment: This Amendment No. 6 amends Items 3, 4, 5, and 7.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being jointly filed by:

(i) Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital");

(ii) Saba Capital Management GP, LLC, a Delaware limited liability company ("Saba GP"); and

(iii) Mr. Boaz R. Weinstein ("Mr. Weinstein"),

(together, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Shares reported herein.
Residence or business address: The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
Present principal occupation or employment: The principal business of: (i) Saba Capital is to serve as investment manager to private and public investment funds and/or accounts, (ii) Saba GP is to serve as general partner of the Saba Capital and other affiliated entities, and (iii) Mr. Weinstein, an individual, is managing member of the general partner of Saba Capital and other affiliated entities.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Saba GP is organized as a limited liability company under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $34,167,884 was paid to acquire the Common Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On January 31, 2025, Saba Capital filed a revised preliminary proxy statement (the "Revised Preliminary Proxy Statement") with the Securities and Exchange Commission, amending the Preliminary Proxy Statement and expressing its opposition to and asking shareholders to oppose the approval of a new investment advisory agreement between the Issuer and Victory Capital Management Inc.

The foregoing summary of the Revised Preliminary Proxy Statement is not complete and is qualified in its entirety by reference to the Revised Preliminary Proxy Statement, which is attached hereto by reference as Exhibit 5 to this Schedule 13D/A and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the Reporting Persons section of this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 22,771,349 shares of common stock outstanding as of 10/31/24, as disclosed in the company's N-CSRS filed 1/3/25
Number of shares as to which each person has sole or shared power to vote or dispose: See the Reporting Persons section of this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the Common Shares since the filing of the Schedule 13D/A on 1/28/25.
Other persons with the right to receive dividends or sale proceeds: The funds and accounts advised by Saba Capital have the right to receive the dividends and proceeds of sales from the Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 5 - Revised Preliminary Proxy Statement (PRRN14A filed by Saba Capital with the SEC on January 31, 2025 (SEC Accession No. 0000902664-25-000613).

## Signatures
- Saba Capital Management, L.P.: /s/ Michael D'Angelo, General Counsel (02/03/2025)
- Boaz R. Weinstein: /s/ Michael D'Angelo, Authorized Signatory (02/03/2025)
- Saba Capital Management GP, LLC: /s/ Michael D'Angelo, Attorney-in-fact* (02/03/2025)
Comment: Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823